Exhibit 6.1

Intercompany Services Agreement

This Intercompany Services Agreement (this “Agreement”), effective as of June 14, 2022 (the “Effective Time”), is by and between Zergratran, Inc., a Florida corporation (the “Company”) providing services as set forth in Section 1 and Zergratran SA, Inc., a Delaware corporation and subsidiary of the Company (the “Service Recipient,” and together with the Company, the “Parties.”).

WHEREAS, Service Recipient wish to engage the Company to provide certain Administrative Services (as defined below) on the terms set out herein;

WHEREAS, the Company and Service Recipient intend the Administrative Services to be provided at an arm’s length charge for services provided under this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Service Recipient (hereinafter, collectively the “Parties”, or each, individually, a “Party”) agree as follows:

1. Provision of Services.

1.1 Agreement to Provide Services. Upon the terms and subject to the conditions contained herein, the Company hereby agrees to provide to Service Recipient the services (“Administrative Services”) set forth in Section 1.2. Each of the Administrative Services shall be provided and accepted in accordance with the terms, limitations, and conditions set forth herein.

1.2 Scope of Services. The Administrative Services provided under this Agreement shall include the following:

(a) Operations. Supporting operations to the extent the Company believes in its reasonable discretion that such support is needed and is not available in a timely fashion from Service Recipient’s personnel and contractors.

(b) Asset Management (“Asset Management Services”). Asset management includes management of the short-term and long-term investment portfolio of Service Recipient.

(c) Legal. Legal services include the supervision of attorneys and other licensed professionals paid by Service Provider for the drafting and reviewing contracts, agreements and other documents, legal consultation and opinions, maintaining corporate books and records, litigation management, regulatory compliance, and structuring and other advice for mergers and acquisitions.

(d) Tax. Tax services include the supervision of tax professionals paid by Service Provider for tax support and tax compliance services as may be necessary to ensure that Service Recipient complies with applicable tax laws and tax consulting services relating to research and planning.

(e) Accounting and Financial Statements/Periodic Reports. Accounting services include accounting support services to assist in the maintenance of a system of accounting for Service Recipient and the preparation of audited and unaudited balance sheets, statements of income and results of operations and cash flows.

(f) Human Resources (“HR”). HR services include assistance with staffing and recruitment, training and employee development, and advice and establishment of policies for employee compensation and benefits.

(g) Information and technology (“IT”). IT services include management and maintenance of IT resources and staffing to support IT needs, management of information security and communications systems, database support, disaster recovery, support of core systems, support of maintenance contracts, equipment and software, and organization of an IT helpdesk.

(h) Insurance Management. Insurance services include evaluation of insurance needs, policies and risks, management of brokers, placement of coverages, supervision over claims, and support of compliance functions.

2. Charges and Payment.

2.1 Charges. As complete compensation for the Administrative Services provided hereunder and as a fair estimate of the fair market cost of such Administrative Services, Company shall charge a 2% annual management fee on the total value of the assets managed under the Asset Management Services. Service Recipient agrees to bear and to pay its allocable share of the costs incurred by the Company in providing the Administrative Services (“Management Fee”). The Management Fee is intended to equate to the fair market value for the Administrative Services provided covering the sum of all internal and external costs incurred by the Company in providing the Administrative Services including, but not limited to, allocable salaries and wages, incentives, paid absences, payroll taxes, health care and retirement benefits, direct non-labor costs and similar expenses, and reimbursement of out-of-pocket third party costs and expenses, and all internal and external indirect costs incurred by the Company in providing the Administrative Services and shall include (but are not limited to) general overhead and facilities charges (for example, office rent, depreciation, maintenance, utilities, and supplies), plus a reasonable profit. In the event that the Management Fee significantly diverges from covering all such costs the Parties shall revisit the fee charged for Administrative Services.

2.2 One-Time Payment. As full and complete reimbursement for services provided prior to the execution of this Agreement, Service Recipient shall pay to Company

$25,000.

2.3 Payment. The Company shall compute and submit a monthly statement for the Management Fee and shall be entitled to deduct such Management Fee from the bank accounts of Service Recipient monthly upon generation of such statement. The statement shall include any taxes (as described below), which Company may also determine and may elect to deduct from such bank accounts.

3. Taxes.

3.1 Sales Tax and VAT. Service Recipient will be liable for and will reimburse the Company or pay, as applicable, any applicable sales, value added or similar taxes with respect to the Administrative Services provided pursuant to this Agreement. Service Recipient will not be responsible for any other taxes, assessment, duties, permits, tariffs, fees or other charges of any kind, including, but not limited to, taxes based on the Company’s income or equity and withholding taxes imposed on the Company.

3.2 Withholding Tax. If Service Recipient is required to withhold from any amount owed to the Company for which the Company is responsible, the amount withheld shall be subtracted from the amount owed by Service Recipient and the Company will receive the amount remaining after the tax withheld. Service Recipient will remit the amount(s) withheld to the appropriate authorit(ies) on a timely basis.

4. Accounting. The Company shall maintain accounting records of all services rendered pursuant to this Agreement and such additional information as Service Recipient may reasonably request for purposes of their internal bookkeeping and accounting operations.

5. Independent Contractor.

5.1 No Partnership or Joint Venture. In performing services pursuant to this Agreement, the Company will be an independent contractor of Service Recipient and this Agreement will not be deemed to create a partnership, joint venture, or other arrangement between the Parties.

5.2 Company Employees. The employees or agents of the Company shall not be deemed or construed to be the employees, agents, or partners of Service Recipient, solely as a result of performing Administrative Services under this Agreement.

6. Indemnification. Service Recipient shall indemnify, defend, and hold harmless the Company, its other affiliates, and its and their respective officers, directors, employees, agents, and representatives from and against any and all losses, liabilities, claims, damages, actions, fines, penalties, expenses or costs (including court costs and reasonable attorneys’ fees) (“Losses”) suffered or incurred by the Company relating to any claim of a third party arising from or in connection with the Company’s performance or non-performance of any covenant, agreement or obligation of the Company hereunder, other than by reason of the Company’s gross negligence, willful misconduct or bad faith. This section 6 shall survive any termination or expiration of this Agreement.

7. Limitation of Liability. Notwithstanding any other provision of this Agreement and except for liability caused by the Company’s gross negligence, willful misconduct or bad faith, (i) no Party nor their respective directors, officers, employees, and agents, will have any liability to any other Party, or their respective directors, officers, employees and agents, whether based on contract, warranty, tort, strict liability, or any other theory, for any indirect, incidental, consequential, or special damages, and (ii) the Company, as a result of providing an Administrative Service pursuant to this Agreement, shall not be liable to any other Party for more than the cost of the Administrative Services related to the claim for damages.

8. Term and Termination.

8.1 Term of Services. The term of this Agreement shall be one (1) year beginning as of the Effective Time, provided that such term shall renew automatically for successive terms of one (1) year unless the Company provides notice to the other parties hereto that this Agreement shall not be renewed at least fifteen days prior to the expiration of any one-year term.

8.2 Termination by the Company. The Company may terminate this Agreement, or any part of this Agreement, at any time for any or no reason upon sixty days prior notice to the parties hereto.

8.3 Termination by Service Recipient. Service Recipient may terminate its participation in this Agreement either with respect to all, or with respect to one or more, of the Administrative Services provided hereunder, for any or no reason by providing notice to the Company at least sixty days prior to such termination. In the event of any termination with respect to one or more, but less than all, Administrative Services, this Agreement shall continue in full force and effect with respect to any Administrative Services not terminated hereby.

9. General Provisions.

9.1 Assignment. No Service Recipient shall assign or transfer its rights and obligations hereunder in whole or in part without the prior written consent of the Company.

9.2 Successor and Assigns. This Agreement is binding on and inures to the benefit of the Parties to this Agreement and their respective permitted successors and permitted assigns.

9.3 Amendments. No amendment to this Agreement shall be effective unless it is in writing and signed by the Company and Service Recipient to be bound by the proposed amendment.

9.4 No Third-Party Beneficiaries. Except for the right of the Company’s other affiliates and Company’s and their respective officers, directors, employees, agents and representatives to enforce their rights to indemnification under Section 6, this Agreement benefits solely the Parties to this Agreement and their respective permitted successors and assigns and nothing in this Agreement, express or implied, confers on any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.5 Cooperation. Service Recipient will provide all information that the Company reasonably requests for performance of services pursuant to this Agreement, and Service Recipient will cooperate with any reasonable request of the Company in connection with the performance of services pursuant to this Agreement.

9.6 Counterparts. This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement.

9.7 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

9.8 Governing Law. This Agreement, including all exhibits, schedules, attachments and appendices attached to this Agreement and thereto, and all matters arising out of or relating to this Agreement, are governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the provisions regarding conflict of laws to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Delaware.

9.9 Waiver. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

9.10 Notices. All correspondence or notices required or permitted to be given under this Agreement shall be in writing, in English and addressed to the other Party at its address set out below (or to any other address that the receiving Party may designate from time to time). Each Party shall deliver all Notices by personal delivery, nationally recognized overnight courier (with all fees prepaid), facsimile or e-mail (with confirmation of transmission) or certified or registered mail (in each case, return receipt requested, postage prepaid). Except as otherwise provided in this Agreement, a Notice is effective only (a) upon receipt by the receiving party and (b) if the party giving the Notice has complied with the requirements of this Section. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.11):

If to Company:	501 East Las Olas Blvd, S. 207
Fort Lauderdale, FL 33301
E-mail: ByronLBennett@GMail.com
Attention: Chief Executive Officer

If to Service Recipient:	501 East Las Olas Blvd, S. 207
Fort Lauderdale, FL 33301
E-mail: byron@zergratran.com
Attention: Chief Executive Officer

9.11 Entire Agreement. This Agreement, including and together with any related exhibits, schedules, attachments and appendices, constitutes the sole and entire agreement of the Company and Service Recipient with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, regarding such subject matter.

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE EXECUTED THIS AGREEMENT AS OF THE DATE SET FORTH ABOVE.

Service Recipient:		Company:
Zergratran SA, Inc.		Zergratran, Inc.

By:	/s/ Byron L. Bennett	By:	/s/ Byron L. Bennett
Name:	Byron L. Bennett	Name:	Byron L. Bennett
Title:	Chief Executive Officer	Title:	Chief Executive Officer
	14-Jun-22		14-Jun-22